UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of July 2016

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: November 7, 2016

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES THIRD QUARTER 2016 RESULTS

Q3 revenues of $28.5 million- 8% Year-on-Year increase;
GAAP operating income of $1.7 million; Non-GAAP operating income of $2.7 million;
Expects continued top line growth in Q4

MIGDAL HAEMEK, Israel – November 7, 2016 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced its financial results for the quarter ended September 30, 2016.

Highlights of the Third Quarter 2016
•	Revenues of $28.5 million, 4% sequential increase;
•	GAAP operating income of $1.7 million, representing 5.8% operating margins; Non-GAAP operating income of $2.7 million, representing 9.5% operating margins;
•	GAAP operating profit includes a one-time net expense of $0.9 million due the reorganization of the FIT activity;
•	GAAP net income of $1.1 million; Non-GAAP net income of $2.1 million;
•	Expecting continued growth driven by semiconductor advance packaging applications:
Fourth quarter revenue guidance of $28.5 million to $29.5 million, bringing full year 2016 revenues to a record $109 million in the mid-point of the guidance.

Rafi Amit, Camtek’s Chairman and CEO, commented, “We are very pleased with the results of this quarter and our revenue guidance forecasts that 2016 will end as a record year for us. Our ongoing revenue growth was once again driven by solid performance in our semiconductor business. Approximately 40% of the systems shipped this quarter will be used in the advanced packaging market. As this market segment remains strong, we continue our penetration to the advanced packaging 2D inspection with new customers for Fan-out applications using our unique inspection capabilities.”

Added Mr. Amit, “We are also pleased with our improvement in profitability which was mainly due to lower operating expenses. Furthermore, following the reorganization of our digital printing activity in August, we expect to see additional operating expense savings ahead. We therefore look forward to demonstrating increased profitability margins for Camtek in the quarters ahead.”

Third Quarter 2016 Financial Results

Revenues for the third quarter of 2016 were $28.5 million. This compares to third quarter 2015 revenues of $26.3 million, a growth of 8% and prior quarter revenues of $27.3 million, an increase of 4%.

Gross profit on a GAAP basis in the quarter totaled $7.5 million (26.2% of revenues), compared to $11.8 million (44.8% of revenues) in the third quarter 2015 and $12.7 million in the prior quarter (46.7% of revenues).  The gross profit on a GAAP basis includes the $4.9 million effect of the FIT re-organization including the write-off of inventory and other one-time expenses.

Gross profit on a non-GAAP basis in the quarter totaled $12.4 million (43.6% of revenues), compared to $11.8 million (44.9% of revenues) in the third quarter 2015 and $12.8 million in the prior quarter (46.8% of revenues).

Operating profit on a GAAP basis in the quarter totaled $1.7 million (5.8% of revenues), compared to $1.8 million (6.8% of revenues) in the third quarter 2015 and an operating profit of $1.7 million (6.4% of revenues) in the prior quarter. The operating profit included a one-time net expense of $0.9 million due the reorganization of the FIT activity. This one-time expense includes a $5.6 million inventory and fixed asset write-off, other expenses of $0.3 million, partially offset by income of $5.0 million related to a write-off of liabilities to the Office of the Chief Scientist in Israel.

Operating profit on a non-GAAP basis in the quarter, which excludes the above-mentioned one-time expenses, totaled $2.7 million (9.3% of revenues), compared to $1.9 million (7.1% of revenues) in the third quarter 2015 and $1.9 million in the prior quarter (6.8% of revenues).

Net income on a GAAP basis in the quarter totaled $1.1 million, or $0.03 per diluted share. This compares to net income of $1.0 million, or $0.03 per diluted share, in the third quarter 2015 and a net income of $1.3 million, or $0.04 per diluted share, in the prior quarter.

Net income on a non-GAAP basis in the quarter totaled $2.1 million, or $0.06 per diluted share. This compares to net income of $1.2 million, or $0.03 per diluted share, in the third quarter 2015 and a net income of $1.5 million, or $0.04 per diluted share, in the prior quarter.

Cash, cash equivalents, short and long-term restricted deposits, as of September 30, 2016 were $19.7 million compared to $38.7 million as of December 31, 2015. The Company reported a positive operating cash flow of $3.0 million during the quarter (excluding the $14.6 million payment to Rudolph for the IP litigation).

Conference Call

Camtek will host a conference call today, Monday, November 7, 2016, at 9:30 am ET.

Rafi Amit, Chairman and CEO, and Moshe Eisenberg, CFO, will host the call and will be available to answer questions after presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 9:30 am Eastern Time
Israel:	03 918 0610	at 4:30 pm Israel Time
International:	+972 3 918 0610

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.com beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customers' latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.com .

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) write off of inventory and fixed-assets related to the discontinued FIT product line; (ii) revaluation of liabilities with respect to the acquisition of Printar; (iii) the impact of reorganization and impairment charges; and (iv) share based compensation expenses, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Consolidated Balance Sheets

(In thousands)

	September 30,	December 31,
	2016	2015
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	19,691	30,833
Short-term restricted deposits	-	7,875
Trade accounts receivable, net	32,879	27,003
Inventories	24,816	27,599
Due from affiliated companies	596	559
Other current assets	1,808	1,712
Deferred tax asset	177	177

Total current assets	79,967	95,758

Fixed assets, net	14,022	13,531

Long term inventory	1,734	1,979
Deferred tax asset	3,835	3,955
Other assets, net	248	248
Intangible assets, net	875	795

	6,692	6,977

Total assets	100,681	116,266

Liabilities and shareholders’ equity

Current liabilities
Trade accounts payable	11,490	11,812
Other current liabilities	17,358	30,712

Total current liabilities	28,848	42,524

Long term liabilities
Liability for employee severance benefits	925	772
Other long term liabilities	-	4,768
	925	5,540

Total liabilities	29,773	48,064

Shareholders’ equity
Ordinary shares NIS 0.01 par value, 100,000,000 shares authorized at September 30, 2016 and at December 31, 2015;
37,440,552 issued shares at September 30, 2016 and at December 31, 2015;
35,348,176 shares outstanding at September 30, 2016 and at December 31, 2015	148	148
Additional paid-in capital	76,353	76,034
Retained earnings	(3,695)	(6,082)
	72,806	70,100
Treasury stock, at cost (2,092,376 as of September 30, 2016 and December 31, 2015)	(1,898)	(1,898)

Total shareholders' equity	70,908	68,202

Total liabilities and shareholders' equity	100,681	116,266

Consolidated Statements of Operations

(in thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	U.S. dollars		U.S. dollars		U.S. dollars
Revenues	80,192	73,499	28,454	26,337	99,275
Cost of revenues	44,721	41,019	16,054	14,531	56,149
Reorganization	*4,931	-	*4,931	-	-

Gross profit	30,540	32,480	7,469	11,806	43,126

Research and development costs	11,949	10,614	3,866	3,660	14,860
Selling, general and administrative expenses	18,879	17,847	5,998	6,358	23,587
Reorganization	**(4,059)	-	**(4,059)	-	138
Loss from litigation	-	-	-	-	14,600
	26,769	28,461	5,805	10,018	53,185

Operating income (loss)	3,771	4,019	1,664	1,788	(10,059)

Financial expenses, net	(592)	(1,489)	(225)	(449)	(1,877)

Income (loss) before income
taxes	3,179	2,530	1,439	1,339	(11,936)

Income tax	(792)	(836)	(361)	(344)	1,823

Net income (loss)	2,387	1,694	1,078	995	(10,113)

Net income (loss) per ordinary share:

Basic	0.07	0.05	0.03	0.03	(0.30)

Diluted	0.07	0.05	0.03	0.03	(0.30)

Weighted average number of
ordinary shares outstanding:

Basic	35,348	32,742	35,348	35,150	33,352

Diluted	35,367	32,873	35,381	35,200	33,352

(*) Consists of inventory write-off in the amount of $4,841 and other expenses related to FIT reorganization.
(**) $4,962 OCS liability write-off offset by fixed asset write-off and other expenses related to FIT reorganization.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Nine Months ended September 30,		Three Months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	U.S. dollars		U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	2,387	1,694	1,078	995	(10,113)

Effect of FIT reorganization (1)	872	-	872	-	-
Acquisition of Sela and Printar related expenses (2)	183	463	-	122	751
Inventory write-downs (3)	-	-	-	-	1,041
Loss from litigation, net of tax (4)	-	-	-	-	13,286
Share-based compensation	319	212	118	92	270
Non-GAAP net income	3,761	2,369	2,068	1,209	5,235

Non –GAAP net income per share , basic and diluted	0.06	0.07	0.04	0.03	0.16

Gross margin on GAAP basis	38.1%	44.2%	26.2%	44.8%	43.4%
Reported gross profit on GAAP basis	30,540	32,480	7,469	11,806	43,126

Effect of FIT reorganization (1)	4,931	-	4,931	-	-
Inventory write-downs (3)	-	-	-	-	1,041
Share-based compensation	33	17	10	7	24
Non- GAAP gross margin	35,504	32,497	12,410	11,813	44,191
Non-GAAP gross profit	44.3%	44.2%	43.6%	44.9%	44.5%

Reported operating income attributable to Camtek Ltd. on GAAP basis	3,771	4,019	1,664	1,788	(10,059)

Effect of FIT reorganization (1)	872	-	872	-	-
Acquisition of Sela and Printar related expenses (2)	-	-	-	-	138
Inventory write-downs (3)	-	-	-	-	1,041
Share-based compensation	319	212	118	92	271
Loss from litigation (4)	-	-	-	-	14,600
Non-GAAP operating income	4,962	4,231	2,654	1,880	5,991

(1)
During each of the three and nine months periods ended September 30, 2016, the Company recorded reorganization costs with regard to the FIT activities of $0.9 million consisting of: (1) inventory and fixed asset write-offs of $4.9 million recorded under cost of revenues line item; (2) other expenses of $0.1 million recorded under cost of revenues line item; (3) fixed asset write-offs of $0.7 million recorded under operating expenses; (4) other expenses of $0.2 million recorded under operating expenses; and (5) income from write-off of liabilities to OCS of $5.0 million recorded under operating expenses.

(2)
During the three and the nine months ended September 30, 2016 and 2015 and the twelve months ended December 31, 2015, the Company recorded acquisition expenses of $0 million, $0.2 million, $0.1 million, $0.5 million and $0.8 million, respectively, consisting of: (1) Revaluation adjustments of $0 million, $0.2 million, $0.1 million, $0.3 million and $0.6 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item; (2) Implication of re-organization and impairment charges of $0, $0, $0, $0 and $0.1 million, respectively.

(3)	During the year ended December 31, 2015, the Company recorded inventory write downs in the amount of $1.0 million, recorded under cost of revenues line item.

(4)
During the year ended December 31, 2015, the Company recorded a provision of $14.6 million  ($13.3 million net of tax) in conjunction with the final court ruling on February 3, 2016 in Camtek’s appeal in the patent infringement case of Rudolph Technologies Inc. regarding the Falcon system.